UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

Programmer's Paradise, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743205106

 (CUSIP Number)

September 28, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 743205106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Emerson Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,151
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,151
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 743205106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

J. Steven Emerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 237,800
	6	SHARED VOTING POWER 25,151[1]
	7	SOLE DISPOSITIVE POWER 237,800
	8	SHARED DISPOSITIVE POWER 25,151[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,951
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON IN

1. These shares of Common Stock are owned by Emerson Partners.  Mr. Emerson exercises voting and dispositive power of the shares of Common Stock held by Emerson Partners.

CUSIP No. 743205106	Page 4 of 7 Pages

ITEM 1.	(a).	Name of Issuer: Programmer's Paradise, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

1157 Shrewsbury Avenue Shrewsbury, NJ 07702

ITEM 2.	(a).	Name of Persons Filing:

(i)	Emerson Partners
(ii)	J. Steven Emerson ("Emerson")

(b).	Address of Principal Business Office for Each of the Above:

1522 Ensley Ave.
Century City, CA 90024

(c).	Citizenship or Place of Organization:

	(i)	Emerson Partners: California
	(ii)	Emerson: United States

	(d).	Title of Class Securities: Common Stock

	(e).	CUSIP Number: 743205106

ITEM 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 743205106	Page 5 of 7 Pages

	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

	(a).	Amount beneficially owned:

(i)	Emerson Partners: 25,151
(ii)	Emerson: 262,951

(b).	Percentage of class:

	(i)	Emerson Partners: 0.6%
	(ii)	Emerson: 6.6%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

(i) Emerson Partners: 25,151
(ii) Emerson: 237,800

	(2)	Shared power to vote or to direct the vote:

(i) Emerson Partners: 0
(ii) Emerson: 25,151

(3)	Sole power to dispose or to direct the disposition of:

(i) Emerson Partners: 25,151
(ii) Emerson: 237,800

(4)	Shared power to dispose or to direct the disposition of:

(i) Emerson Partners: 0
(ii) Emerson: 25,151

CUSIP No. 743205106	Page 6 of 7 Pages

ITEM 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

ITEM 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group:

Not Applicable

ITEM 9.	Notice of Dissolution of Group:

Not Applicable

ITEM 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer

In accordance with Rule 13d-4 of the Act, each of the persons filing this statement expressly declares that the filing of this report shall not be construed as an admission by such person that it or he, for the purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of the securities.

CUSIP No. 743205106	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERSON PARTNERS

Date: November 17, 2005	By: /s/ J. Steven Emerson
Name: J. Steven Emerson Title: Designated Trader

J. STEVEN EMERSON

Date: November 17, 2005	By: /s/ J. Steven Emerson
J. Steven Emerson